[redacted] 3/24/09

09041103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32136

SECURITIES AND EXCHANGE COMMISSION RECEIVED
APR 07 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey S. McCormick 617-574-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – *if individual, state last, first, middle name*)

1000 Franklin Village Drive (Address) Franklin (City) MA (State) 02038 (Zip Code)

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey S. McCormick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY FOREMAN SAVARD
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 12, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2008 and 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Franklin Village Drive, Suite 209 ▪ Franklin, MA 02038
Tel: 508-553-3091 ▪ Fax: 508-553-3092

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Saturn Capital, Inc. for the years ended December 31, 2007 and 2008 and this report does not effect our report thereon dated February 6, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Parente, Ratcliff, Regis & Co., LLC

Franklin, Massachusetts
February 6, 2009

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

Table of Contents

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (the Company) (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 6, 2009

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 294,363	$ 525,524
Short-term investments	50,000	50,000
Accounts receivable	45,000	25,000
Prepaid expenses	95,737	114,681
TOTAL CURRENT ASSETS	**$ 485,100**	**$ 715,205**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
State income taxes payable	$ 15	$ 740
TOTAL CURRENT LIABILITIES	15	740
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
Retained earnings	167,844	397,224
TOTAL STOCKHOLDER'S EQUITY	485,085	714,465
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 485,100**	**$ 715,205**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions	$ 1,571,426	$ 1,153,081
Interest income	17,708	21,148
Total revenues	1,589,134	1,174,229
OPERATING EXPENSES:		
Management fees	1,707,175	756,166
Filing fees	29,200	14,359
Legal and accounting fees	22,071	71,219
Rent expense	30,168	22,445
Computer expense	2,695	7,110
Bad debt expense	25,000	-
Other expenses	940	29
Total operating expenses	1,817,249	871,328
Net income (loss) before state income taxes	(228,115)	302,901
Provision for state income taxes	1,265	1,860
NET INCOME (LOSS)	**$ (229,380)**	**$ 301,041**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning Balance, January 1, 2007	$ 11,950	$ 305,291	$ 96,183	$ 413,424
Net income	-	-	301,041	301,041
Ending Balance, December 31, 2007	11,950	305,291	397,224	714,465
Net loss	-	-	(229,380)	(229,380)
Ending Balance, December 31, 2008	**$ 11,950**	**$ 305,291**	**$ 167,844**	**$ 485,085**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (229,380)	$ 301,041
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Bad debt expense	25,000	-
(Increase) decrease in assets:		
Accounts receivable	(45,000)	(17,000)
Interest receivable	-	1,460
Prepaid expenses	18,944	38,584
Increase (decrease) in liabilities:		
State income taxes payable	(725)	(796)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(231,161)	323,289
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	525,524	202,235
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 294,363**	**$ 525,524**
SUPPLEMENTAL DISCLOSURE AND CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 1,990	$ 2,399

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
The Company was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the company became a wholly-owned subsidiary of Saturn Asset Management, Inc. On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2008 and 2007, the company's deposits with this institution exceeded the FDIC insured limit of $250,000 per bank in 2008 by $94,713 and $100,000 per bank in 2007 by $475,560.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. The reserve for doubtful accounts balance is deducted against accounts receivable to properly reflect the realizable value.

(3) INCOME TAXES
The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the company is reported in the federal income tax return of its shareholder.

(4) NET CAPITAL REQUIREMENTS
The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $344,348 that was $294,348 in excess of its required net capital of $50,000. The Company's net capital ratio was .00044 to 1. At December 31, 2007, the Company had net capital of $574,784 which was $569,784 in excess of its required net capital of $5,000 and had a net capital ratio of .013 to 1.

As the Company does not carry customer accounts or otherwise execute customer transactions, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the periods ended December 31, 2008 and 2007.

(5) RELATED PARTY TRANSACTIONS
The Company acts as a broker dealer for Saturn Management, LLC, an affiliated company. The Company is assessed a management fee by Saturn Management, LLC for allocation of professional time, office space and other general and administrative expenses. For the years ended December 31, 2008 and 2007, Saturn Capital, Inc. paid Saturn Management, LLC management fees of $1,707,175 and $756,166, respectively. The Company had a prepayment of $95,737 and $114,681 as of December 31, 2008 and 2007 to Saturn Management, LLC.

For the year ended December 31, 2008 and 2007 $1,571,267 and $893,012 respectively of the Company's commissions were earned from the private placement of securities for MooBella, LLC, Knopp Neurosciences, Inc, Model Golf, LLC and Counts Media, Inc. The trustee and primary shareholder of Saturn Asset Management Trust, the parent of Saturn Asset Management, Inc., is also a member of the board of directors of MooBella LLC, Knopp Neurosciences, Inc and Model Golf, LLC. As of December 31, 2007, Model Golf, LLC owed the Company $85,500 for commissions on a private placement offering.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate their fair market value due to the short term maturities of these instruments. The carrying value of notes receivable and payable approximates the fair value based on current market rates and conditions.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL		
Total stockholder's equity	$ 485,085	$ 714,465
Deductions and/ or charges:		
A. Non-allowable assets:		
Accounts receivable	(45,000)	(25,000)
Interest receivable	-	-
Prepaid expenses	(95,737)	(114,681)
Net capital	$ 344,348	$ 574,784
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
State income taxes payable	$ 15	$ 740
Other liabilities	-	-
Total aggregate indebtedness	$ 15	$ 740
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 5,000
Excess net capital at 1,000%	$ 344,347	$ 574,710
Ratio: Aggregate indebtedness to net capital	.00044 - 1	.013 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008 and 2007)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$ 389,315	$ 573,988
Net audit adjustments	(44,967)	796
Net capital per above	$ 344,348	$ 574,784